Exhibit 99.2

Third Quarter 2023 Results November 2023

Disclaimer This presentation is provided solely by TDCX Inc. (the “Company”) acting in its own capacity and on behalf of its subsidiaries. Forward-looking statements. This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward- looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Past performance of the Company and any of its subsidiaries cannot be relied upon as a guide to future performance. Non-IFRS financial measures. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) including EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Adjusted EPS, Revenue at Constant Currency and Revenue Growth at Constant Currency. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Reconciliation section in the Appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year. No representation. In preparing this presentation, the Company has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. The Company does not warrant or guarantee the performance of the Company, its assets, business, any financial product or any return associated with any investment. The Company does not make any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and is not under any obligation to provide you with access to any additional material and reserves the right to amend or replace the same at any time upon its sole discretion. The materials in this presentation is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. No advice and not an offer. Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. Furthermore, this presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities of TDCX Inc. and any of its subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Industry information. Certain industry, market and competitive position data in this presentation is based on third-party data provided by Frost & Sullivan. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Industry publications, reports, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources and estimates are subject to the same qualifications and uncertainties. Convenience translation. The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this presentation were made at a rate of S$1.3648 to US$1.00, being the approximate rate in effect as of September 30, 2023. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all. 2

01. HIGHLIGHTS & OVERVIEW3

All amounts in USD Highlights – Q3 2023 unless stated otherwise Revenue declined due to lower volumes from certain key clients Excluding Top 5 clients, revenue rose 51% YoY Revenue $120m -5.4% YoY (-0.1% YoY in constant currency1,2) Achieved growth in quarterly profit despite tough environment Driven by cost optimization, lower tax and higher interest income Profit for the period $23m +2.3% YoY Improved revenue Continued strong New geographies diversification client growth3 contributing Adjusted EBITDA margin2 Top 2 Client revenue mix Revenue 27.8% 72 +31% 94 Revenue 56% 47% from 5x Sep 30, Sep 30, 4 Q3 22 Q3 23 2022 2023 New Geos Q3 235 vs Q3 22 Note – Financial figures are unaudited. 1. Revenue at Constant Currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during the current reporting period. 2. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Revenue Growth at Constant Currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures, see the Appendix. 3. Refers to launched campaigns that are revenue generating 4 4. Refers to sites in Colombia, India, Romania, South Korea, Hong Kong, Türkiye, Vietnam, Brazil and Indonesia. 5. Includes additional clients attributable to our Hong Kong subsidiary.

Cash flow and balance sheet overview

All amounts in USD unless stated otherwise

Cash generated from operations
$86 million
9M 2023

Cash and cash equivalents
$318 million
As at September 30, 2023

Bank loans
Nil

Strong cash flow generation and low leverage provides flexibility for strategic growth options and to enhance shareholder returns

- Share buyback program
- Investing in new organic initiatives for growth
- Strategic M&A

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Signing up exciting new clients, improving revenue diversification Growing client count1,2 Improved revenue diversification Top 2 client revenue mix +31% Newly launched clients in Q3 include: 56% 47% 94 One of the world’s most popular mobile messaging apps Q3 22 Q3 23 Leading global airline based out of Asia 4 clients which have signed but not yet launched3 Top 5 client revenue mix 72 Southeast Asia’s leading super-app providing everyday 82% 57% 50% 71% services Q3 2 22 Q2 3 23 European medical device manufacturer 2022 2023 As of Sep 30 1. “Client count” refers to launched campaigns that are revenue generating. 6 2. Includes additional clients attributable to our Hong Kong subsidiary. 3. There are 4 clients which have been signed but are not yet revenue generating as of 30 September 2023.

Strong Asian foothold, expanding our global presence Existing Geographies New Geographies Added3 9M 2023 Revenue Mix 5x Southeast Asia4 Revenue from 60% New Geos1 Q3 232 vs Q3 22 ROMANIA SPAIN CHINA S. KOREA JAPAN TÜRKIYE INDIA HONG KONG THAILAND VIETNAM 17,800+ COLOMBIA PHILIPPINES MALAYSIA North Asia5 Global English6 INDONESIA 25% Employees SINGAPORE 11% Others BRAZIL globally as at 4% Sep 30, 2023 Note – Financial figures are unaudited. Total might not add up due to rounding. 1. Refers to sites in Colombia, India, Romania, South Korea, Hong Kong, Türkiye, Vietnam, Brazil and Indonesia. 2. Includes additional clients attributable to our Hong Kong subsidiary. 3. In addition to the above geographies, companies were set up in Australia and Taiwan in 2022 to deliver business services for a client. 4. Refers to sites in Singapore, Malaysia, Thailand, Vietnam and Indonesia, which mainly serve Southeast Asian languages. 7 5. Refers to sites in Japan, China, Korea, Hong Kong and Taiwan, which mainly serve North Asian languages. 6. Refers to sites in Philippines and India, which mainly serve the Global English market.

02.Q32023PERFORMANCE

;Q3 financial performance EBITDA2 (US$m1) Profit for the Period (US$m1) Revenue (US$m1) EBITDA 29.6% 27.8% Lower equity-settled Margin2 +2.3% share-based payment expense, -11.0% lower tax, and higher -0.1% in interest income constant2 currency 23 23 -5.4% terms 37 33 EPS: 16¢ Q3 22 Q3 23 Q3 22 Q3 23 Adjusted EBITDA2 (US$m1) Adjusted Net Income2 (US$m1) 127 120 Adj EBITDA +2.2% 29.0% 27.8% Driven by lower Margin2 tax, and higher -9.1% interest income 37 23 23 2 Q3 22 Q3 23 33 Adj EPS : 16¢ Q3 22 Q3 23 Q3 22 Q3 23 Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3648 assumed in converting Q3 22 and Q3 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of September 30, 2023. 9 2. EBITDA, EBITDA Margins, Adjusted EBITDA, Adjusted EBITDA Margins, Adjusted Net Income, Adjusted EPS, Revenue and Revenue Growth at Constant Currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, see the Appendix.

Adjusted EBITDA Margins improving sequentially in FY2023 Adjusted EBITDA Margins 27.8% 25.9% 24.0% Q1 2023 Q2 2023 Q3 2023 • Our efforts to right-size headcount against business requirements have started to bear fruit over the course of the year • Our new geographies delivered better economies of scale as utilization at new sites increased over the course of the year Note – Financial figures are unaudited. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation and amortization expense, acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. The amount of adjustment for net foreign exchange gain previously reported in prior periods did not include unrealized losses or gains resulting from change in fair value of derivatives. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for net foreign exchange gain, Adjusted EBITDA and Adjusted EBITDA margin for the three months ended March 31 and June 30, 2023. Adjusted EBITDA margin is a supplemental, non-IFRS financial measure and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non-IFRS financial measure to the most directly comparable IFRS measure, see the Appendix.10

Q3 revenue by service offering Revenue Change by Service (US$m1) Revenue Mix by Service 127 -5.4% 120 21 -30% Content, Trust & Safety2 14 31 Omnichannel CX 32 +3% Sales & Digital 60% Sales & Digital Marketing Marketing 27% Omnichannel CX 74 72 -3% Content, Trust & 3 Safety2 Others 12% 1% Q3 22 Q3 23 Q3 23 Note – Financial figures are unaudited. Total might not add up due to rounding. 1. FX rate of US$1 = S$1.3648 assumed in converting Q3 22 and Q3 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of September 30, 2023. 2. From Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods 11 presented herein on a comparable basis. 3. Others include revenues classified in the Consolidated Financial Statements as other business process services and other services.

03.9M2023PERFORMANCE

9M financial performance

Revenue (US$m[1])



+7.0% in constant currency[2] terms
+2.5%
357
366
9M 22
9M 23

EBITDA[2] (US$m[1])



EBITDA Margin[2]
28.3%
26.7%
-2.8%
101
98
9M 22
9M 23

Profit for the Period (US$m[1])



Boosted by net reversal of equity-settled share-based payment expense in Q1 23
+10.3%
59
65
EPS: 45¢
9M 22
9M 23

Adjusted EBITDA[2] (US$m[1])



Adj EBITDA Margin[2]
29.8%
25.9%
-10.8%
106
95
9M 22
9M 23

Adjusted Net Income[2] (US$m[1])



-5.8%
66
62
Adj EPS[2]: 42¢
9M 22
9M 23

Note – Financial figures are unaudited.
1. FX rate of US$1 = S$1.3648 assumed in converting 9M 22 and 9M 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of September 30, 2023.
2. EBITDA, EBITDA Margins, Adjusted EBITDA, Adjusted EBITDA Margins, Adjusted Net Income, Adjusted EPS, Revenue and Revenue Growth at Constant Currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, see the Appendix.

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9M revenue by service offering Revenue Change by Service (US$m1) Revenue Mix by Service +2.5% 366 357 Content, Trust & Safety2 -22% 98 +13% 86 Sales & Digital Sales & Digital Marketing Marketing Omnichannel CX 27% 60% Omnichannel CX 209 219 +4% Content, Trust & Others3 Safety2 1% 13% 9M 22 9M 23 9M 23 Note – Financial figures are unaudited. Total might not add up due to rounding. 1. FX rate of US$1 = S$1.3648 assumed in converting 9M 22 and 9M 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of September 30, 2023. 2. From Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis. 14 3. Others include revenues classified in the Consolidated Financial Statements as other business process services and other services.

04.OUTLOOK

FY2023 Outlook FY23 Revenue growth (YoY) Range: 2% – 4%1,2 Adjusted EBITDA Margin3 Approximately 25% – 27% 1. On a constant currency basis. Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during that period. 2. Revenue at constant currency and revenue growth at constant currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year. 3. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation and amortization expense, acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. Adjusted EBITDA margin is a supplemental, non-IFRS financial measure and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non-IFRS financial 16 measure to the most directly comparable IFRS measure, see the Appendix.

APPENDIX

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Adjusted EBITDA (Unaudited)	For the three months ended September 30			For the nine months ended September 30		
	2023		2022[4]	2023		2022[4]
	US$'000	S$'000	S$'000	US$'000	S$'000	S$'000
Profit for the Period	**23,187**	**31,646**	**30,923**	**64,611**	**88,181**	**79,928**
Adjustments:						
Depreciation and Amortization Expense	7,853	10,718	10,207	24,113	32,909	29,059
Income Tax Expense	4,263	5,818	10,799	14,037	19,158	29,097
Interest Expense	438	598	429	1,158	1,580	1,387
Interest Income	(2,411)	(3,290)	(1,233)	(5,991)	(8,177)	(1,922)
EBITDA	**33,330**	**45,490**	**51,125**	**97,928**	**133,651**	**137,549**
Equity-settled share-based payment (net reversal) / expense[1]	558	762	3,837	(2,563)	(3,498)	15,352
Net foreign exchange loss / (gain)[2]	(761)	(1,039)	(4,931)	(1,610)	(2,197)	(7,786)
Acquisition-related professional fees[3]	179	244	—	1,125	1,535	—
Adjusted EBITDA	**33,306**	**45,457**	**50,031**	**94,880**	**129,491**	**145,115**

To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3648 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of September 30, 2023. Total might not add up due to rounding.

1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of unrealized losses or gains resulting from change in fair value of derivatives and net of tax effects. The amount of adjustment for net foreign exchange gain previously reported in prior periods did not include unrealized losses or gains resulting from change in fair value of derivatives. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for net foreign exchange gain for the three and nine months ended September 30, 2022.
3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
4. The reported amounts for Adjusted EBITDA for the three and nine months ended September 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported for the corresponding periods last year. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the three and nine months ended September 30, 2022.

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Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Adjusted Net Income (Unaudited)	For the three months ended September 30			For the nine months ended September 30		
	2023		2022[4]	2023		2022[4]
	US$'000	S$'000	S$'000	US$'000	S$'000	S$'000
Profit for the period	**23,187**	**31,646**	**30,923**	**64,611**	**88,181**	**79,928**
Adjustments:						
Equity-settled share-based payment (net reversal) / expense[1]	558	762	3,837	(2,563)	(3,498)	15,352
Net foreign exchange loss / (gain)[2]	(643)	(877)	(3,655)	(1,323)	(1,805)	(5,708)
Acquisition-related professional fees[3]	179	244	—	1,125	1,535	—
Adjusted Net Income	**23,281**	**31,775**	**31,105**	**61,850**	**84,413**	**89,572**

To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3648 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of September 30, 2023. Total might not add up due to rounding.

1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of unrealized losses or gains resulting from change in fair value of derivatives and net of tax effects. The amount of adjustment for net foreign exchange gain previously reported in prior periods did not include unrealized losses or gains resulting from change in fair value of derivatives. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for net foreign exchange gain for the three and nine months ended September 30, 2022.
3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
4. The reported amounts for Adjusted Net Income for the three and nine months ended September 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported for the corresponding periods last year. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted Net Income for the three and nine months ended September 30, 2022.

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Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Adjusted EPS (Unaudited)	For the three months ended September 30			For the nine months ended September 30		
	2023		2022[4]	2023		2022[4]
	Per Share US$	Per Share S$	Per Share S$	Per Share US$	Per Share S$	Per Share S$
EPS	**0.16**	**0.22**	**0.21**	**0.45**	**0.61**	**0.55**
Adjustments:						
Equity-settled share-based payment (net reversal) / expense[1]	-	0.01	0.03	(0.03)	(0.03)	0.11
Net foreign exchange loss / (gain)[2]	-	(0.01)	(0.03)	(0.01)	(0.01)	(0.04)
Acquisition-related professional fees[3]	-	-	-	0.01	0.01	—
Adjusted EPS	**0.16**	**0.22**	**0.21**	**0.42**	**0.58**	**0.62**

To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3648 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of September 30, 2023. Total might not add up due to rounding.

1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of unrealized losses or gains resulting from change in fair value of derivatives and net of tax effects. The amount of adjustment for net foreign exchange gain previously reported in prior periods did not include unrealized losses or gains resulting from change in fair value of derivatives. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for net foreign exchange gain for the three and nine months ended September 30, 2022.
3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
4. The reported amounts for Adjusted EPS for the three and nine months ended September 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported for the corresponding period last year. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EPS for the three and nine months ended September 30, 2022.

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Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Revenue Growth at Constant Currency (Unaudited)	For the three months ended September 30			Revenue growth as reported	Foreign exchange impact	Revenue growth at constant currency
	2023 S$'000	2023 S$'000	2022 S$'000			
	As reported	At constant currency	As reported			
Revenue	163,491	172,607	172,770	(5.4)%	5.3%	(0.1)%

Reconciliation of Revenue Growth at Constant Currency (Unaudited)	For the nine months ended September 30			Revenue growth as reported	Foreign exchange impact	Revenue growth at constant currency
	2023 S$'000	2023 S$'000	2022 S$'000			
	As reported	At constant currency	As reported			
Revenue	499,547	521,348	487,449	2.5%	4.5%	7.0%

The exchange rates used for the translation of the local functional currencies of MYR, PHP, JPY and RMB depreciated between 3-10% against the Group's presentation currency of SGD, for the three months ended September 30, 2023, compared to the three months ended September 30, 2022.

To the extent so indicated, financial figures are unaudited. Total might not add up due to rounding.

Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group's presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during the current reporting period.

Revenue at constant currency and revenue growth at constant currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year.

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